# SEC Schedule 13D/A (Amendment No. 28) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SANDRIDGE ENERGY INC, CIK 0001349436
CUSIP: 80007P869
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1 E. SHERIDAN AVE, SUITE 500, OKLAHOMA CITY, Oklahoma (OK), 73104
Date of event which requires filing of this statement: 07/22/2025
Amends the filing with accession number 0000813762-17-000048
Filed by CIK 0000921669
Persons authorized to receive notices and communications: Jesse Lynn, Esq., 16690 Collins Avenue, Suite PH-1, Sunny Isles Beach, Florida (FL), 33160, (305) 422-4100

## Reporting persons
- Carl C. Icahn (CIK 0000921669): type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 0; shared voting power 4,818,832; sole dispositive power 0; shared dispositive power 4,818,832; aggregate amount beneficially owned 4,818,832 (13.13% of the class)
- Icahn Enterprises Holdings L.P. (CIK 0001034563): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,818,832; sole dispositive power 0; shared dispositive power 4,818,832; aggregate amount beneficially owned 4,818,832 (13.13% of the class)
- Icahn Enterprises G.P. Inc. (CIK 0001257324): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,818,832; sole dispositive power 0; shared dispositive power 4,818,832; aggregate amount beneficially owned 4,818,832 (13.13% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: SANDRIDGE ENERGY INC
Address of issuer's principal executive offices: 1 E. SHERIDAN AVE, SUITE 500, OKLAHOMA CITY, Oklahoma (OK), 73104
Comment: This statement constitutes Amendment No. 28 to the Schedule 13D (as amended, the "Schedule 13D") relating to the shares of the common stock, par value $0.001 per share (the "Common Stock"), of SandRidge Energy, Inc., a Delaware corporation (the "Issuer"), and hereby amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on November 22, 2017. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following paragraph at the end thereof:

On July 22, 2025, in connection with the appointment of Mr. Brett Icahn to the Board of Directors of the Issuer, the Reporting Persons and the Issuer entered into a confidentiality agreement, a copy of which is filed herewith as an exhibit and incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended by the addition of the following:

The disclosure set forth above in Item 4 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1. Confidentiality Agreement, dated as of July 22, 2025, by and among SandRidge Energy, Inc. and the Reporting Persons (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SandRidge Energy, Inc. on July 22, 2025).

## Signatures
- Carl C. Icahn: /s/ Carl C. Icahn, CARL C. ICAHN (07/22/2025)
- Icahn Enterprises Holdings L.P.: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (07/22/2025)
- Icahn Enterprises G.P. Inc.: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (07/22/2025)